Lazard Global Total Return and Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 25, 2014, to vote on the following proposal.
The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
Two Class III Directors (Ashish Bhutani and Richard
Reiss, Jr.) each to serve for a three-year term expiring at the 2017 Annual Meeting and/or until his successor is duly elected and qualified.

Director              For      	Withhold Authority
Ashish Bhutani      6,595,057	      1,796,467
Richard Reiss, Jr.  8,062,485           329,039